Filed by Sears, Roebuck and Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Sears, Roebuck and Co. and Kmart Holding Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sears’ and Kmart’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Sears and Kmart stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Sears’ and Kmart’s results to differ materially from those described in the forward-

looking statements can be found in the 2003 Annual Reports on Forms 10-K of Sears and Kmart filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing the definitive joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Sears and Kmart without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary, or to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary.

     The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’ proposed directors and executive officers, Sears’ and Kmart’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

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The following text was posted on Sears’ internal website:

The Sears Board of Directors and leadership urge all shareholders to vote your proxy and vote in favor of our merger with Kmart. Read more about how to vote your shares and why in Alan’s message.

For Internal Use Only

March 1, 2005

Dear Sears Associate,

As you know, a special Sears shareholder meeting will be held at 11 a.m. Thursday, March 24, at the headquarters campus in Hoffman Estates. Shareholders will be asked to adopt the agreement merging Sears and Kmart into a new company, Sears Holdings Corporation.

Owners of Sears stock should now be receiving our joint proxy-prospectus statement, which solicits shareholder votes to approve the merger. If you are a shareholder, please read the proxy-prospectus carefully when this important document arrives.

Each share counts as one vote. Two-thirds of Sears’ outstanding shares must be voted in favor of the merger for it to be adopted. The Sears board of directors and I strongly urge all shareholders to vote for the merger. If you are a Sears shareholder, it is extremely important that you vote your shares as soon as possible to make sure your votes are represented at the special meeting.

The merger presents a compelling roadmap for growth. Although Sears was beginning to make progress with our off-mall strategy before our merger talks began, it would have taken Sears several years and hundreds of millions of additional dollars to achieve the market penetration that we will be able to attain in the next year alone. And our potential in 2006 and beyond is far greater.

Reaching out to customers closer to home, with a desirable mix of essential merchandise plus the essence of Sears, is a compelling vision for rapid growth and improved financial results. We can realize this vision much more efficiently by converting appropriate Kmart locations and learning from Kmart’s deep experience in providing everyday convenience items, a skill Sears has not yet adequately developed. Beyond that, Kmart brings a “can do” spirit and a sense of urgency that, when combined with the talent and contributions of Sears associates, are sure to drive results. Both companies will benefit from increased scale.

The merger will allow Sears to regain its position as a leading retailer, generating the profits necessary to attract and retain the best associates, and providing an exciting and challenging environment for its associates. This merger is a game changer that will allow Sears to win once again.

In evaluating the merger, our board considered various alternatives. Our stock price was trading in the low $30s after we announced our third quarter earnings, before any speculation and before this deal was announced. This offer represents significant value for our shareholders and the best alternative to business as usual. We owe it to ourselves and our shareholders not to accept a return to the status quo. Without this merger, we would be forced to consider dramatic steps to compete without the locations and advantages that Kmart brings to us. These changes would not be attractive for the company or for our associates.

The recently announced Federated purchase of May is further evidence of the increasing level of competition and the changes that retailers face to compete. For the best path forward for Sears and our associates and customers, this merger makes the most sense by far.

I am very excited about the prospects for the new company, and I am a firm believer in the value this merger will create. If you are a Sears’ shareholder, I urge you to vote in favor of the merger and to share in our new company’s success.

Sears shareholders of record as of Jan. 26, 2005, may vote their proxy by mail, phone (800-690-6903) or Internet (http://www.proxyvote.com Instructions on how to vote are in the joint proxy-prospectus.

Kmart shareholders also will vote on the proposal on March 24. A simple majority is needed for Kmart passage. Companies controlled by Edward Lampert, chairman of Kmart, currently own approximately half of Kmart’s stock, so a positive result is likely.

The merger is expected to close very shortly after the approvals by both companies’ shareholders. The new Sears Holdings Corporation is expected to issue approximately 156 million shares of common stock at that time. It will trade on the NASDAQ National Market under the ticker symbol SHLD.

Sears Stock

In addition to voting, between now and the special meeting on March 24 Sears shareholders must decide what form of remuneration they would like for their shares, which must be surrendered by the merger close. Holders of Sears common stock may elect $50 in cash or 0.5 of a share of Sears Holdings Corporation for each share of Sears, Roebuck stock.

Elections are subject to proration, so that in total 45 percent of Sears common stock will be exchanged for the $50 in cash and 55 percent will be exchanged for Sears Holdings stock. Companies controlled by Edward Lampert own approximately 14 percent of Sears stock, and already have elected to exchange all of their shares for shares of Holdings. A document explaining shareholder choices and instructions for response is being mailed separately from the joint proxy-prospectus.

Kmart shareholders will receive one share of Holdings for one share of Kmart stock, with no cash option.

Hoffman Town Halls

On Wednesday and Thursday this week, I will be conducting town hall meetings at the headquarters to discuss the merger and answer questions. Meetings will be held in the general session room of the Merchandise Review Center. A building invitation schedule has been posted on the intranet. If you are able, I hope you will attend.

Senior Leadership, Organization

At closing or very shortly thereafter, we plan to announce the top-level leaders who will report to Aylwin Lewis and me. These senior executives will move rapidly to appoint vice presidents and directors, who will then work on staffing the organizations at the headquarters offices. Store-level staffing levels are not expected to change. Announcements of management and staffing should be made as decisions are finalized by organization, but these announcements likely will be staggered over time. Certain organizations are larger and more complex than others, and staffing decisions will take longer. I know this is an anxious time for everyone, so the leadership team is committed to working quickly, yet diligently, to make the right decisions.

The Month Ahead

Over the next month, many of us will be preparing for the largest event in Sears’ history. The changes ahead of us are exciting. Our strategy for growth is sound. The events leading up to the merger closing may become more distracting, but I ask you to stay focused on what is still our most important job — putting the customer first. When we are a new company, we will be able to reach more customers with more of the brand names and services they want and expect from Sears.

This letter contains forward-looking statements about the expected benefits of the proposed merger, which are subject to risks and uncertainties, such as the failure of Sears and Kmart stockholders to approve the transaction; the risk that the businesses will not be integrated successfully due to the complexity of the process and other challenges that are difficult to predict with certainty; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; possible logistical challenges in the conversion of stores into new formats; changes in consumer confidence, tastes, preferences and spending; general economic conditions, and normal business uncertainty. Actual results may differ materially. These forward-looking statements speak only as of the time of this letter, and no undertaking has been made to update or revise them as more information becomes available.

Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (SEC File Number 333-120954), which includes a joint proxy statement-prospectus that is being used to solicit proxies for the proposed business combination. Please read the final joint proxy statement — prospectus when you receive it. You may obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Sears and Kmart without charge, at the SEC’s Internet site (http://www.sec.gov). The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about them and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement-prospectus.